UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

( ) Form 3 Holdings Reported.

( ) Form 4 Transactions Reported.

  Name and Address of Reporting Person

  Bender, H. Philip

  C/o Cedar Fair, L.P.

  One Cedar Point Drive

  Sandusky, Ohio 44870-5259

  Issuer Name and Ticker or Trading Symbol

  Cedar Fair, L.P. (FUN)

  IRS Identification Number of Reporting Person, if an entity (Voluntary)
  Statement for Month/Year

  12/2002

  If Amendment, Date of Original (Month/Year)
  Relationship of Reporting Person(s) to Issuer (Check all applicable)

  ( ) Director ( ) 10% Owner

  (X) Officer (give title below) ( ) Other (specify below)

  VP & General Manager - Worlds of Fun / Oceans of Fun

  Individual or Joint/Group Reporting (Check applicable line)

(X) Form filed by One Reporting Person

( ) Form filed by More than One Reporting Person

Table I - Non-Derivative Securities, Acquired, Disposed of, or Beneficially Owned
1. Title of Security	2. Trans-action Date (Month/Day/Year)	3. Trans-action Code	4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year	6. Owner-ship Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Amount	A/D	Price
Units of Limited Partner Interest	(1)	R,T	439	A	(1)	6,659	D

FORM 5 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	4. Transaction Code	5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (Month/Day/Year)
						Date Exer-cisable	Expira-tion Date
				(A)	(D)
Call options to purchase limited partnership units	20.60					(2)	3/7/11
" "	20.60					(3)	3/7/11
" "	24.14					(4)	3/7/12

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(continued)
7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned at End of Year	10. Ownership of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
Title	Amount or Number of Shares
Units of limited partner interest	1,000		1,000	D
" "	10,000		10,000	D
" "	10,000		10,000	D

Explanation of Responses:

  These units were acquired during the fiscal year under the Cedar Fair, L.P. Distribution Reinvestment and Employee Unit Purchase Plan at prices ranging from $23.39 to $24.70, in transactions exempt under rules 16b-2 and 16b-3(d)(2). The information presented is as of December 31, 2002.
  Options vest at a rate of 20% per year on each anniversary date, beginning on March 7, 2001.
  Options vest at a rate of 20% per year on each anniversary date, beginning on March 7, 2002.
  Options vest at a rate of 20% per year on each anniversary date, beginning on March 7, 2003.

**SIGNATURE OF REPORTING PERSON

/s/ H. Philip Bender

DATE

02/14/03

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).